United States Securities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2007
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Table of Contents
SIFY TECHNOLOGIES LIMITED
FORM 6-K
For the Quarter ended June 30, 2007
INDEX

Part I Financial Information
Item 1. Financial Statements
a) Unaudited Condensed Consolidated Balance Sheets
b) Unaudited Condensed Consolidated Statements of Income
c) Unaudited Condensed Consolidated Statements of Cash Flows
d) Unaudited Condensed Consolidated Statements of Stockholders’ Equity and Comprehensive Income
e) Notes to Unaudited Condensed Consolidated Financial Statements
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 3. Quantitative and Qualitative Disclosure About Market Risk
Item 4. Controls and Procedures
Part II Other Information
Item 1. Legal Proceedings
Item 1A. Risk Factors
Item 2. Unregistered Sale of Equity Securities and Use of Proceeds
Item 3. Defaults Upon Senior Securities
Item 4. Submission of Matters to a Vote of Security Holders
Item 5. Other Information
Item 6. Exhibits

Currency of Presentation and Certain Defined Terms
     Unless the context otherwise requires, references herein to “we,” “us,” the “company” or “Sify” are to Sify Technologies Limited, a limited liability company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited (“Satyam Computer Services”), a leading Indian information technology services company which is traded on the New York Stock Exchange and the major Indian stock exchanges. In January 2003, we changed the name of our company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify,” “SifyMax.in,” , “Sify iway” and “Sify online” are trademarks used by us for which we have already obtained the registration certificates in India. All other trademarks or trade names used in this quarterly report are the property of their respective owners.
     In this report, references to “$,” “US$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.,” “rupees” or “Indian Rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.
     For your convenience, this report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars contained in this report have been based on the noon buying rate in the City of New York on June 30, 2007 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on June 30, 2007 was          Rs.40.58 per $1.00.
     Our financial statements are prepared in Indian rupees and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. In this report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.
     Information contained in our websites, including our principal corporate website, www.sifycorp.com, is not part of this report.
Forward-looking Statements May Prove Inaccurate
     IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “RISK FACTORS” AND ELSEWHERE IN THIS REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE OF THIS REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

Part I. Financial Information
Item 1. Financial Statements
SIFY TECHNOLOGIES LIMITED and Subsidiaries
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and as otherwise stated)

	As at March 31,		As at June,
	2007		2007		2007
					Convenience
					Translation
					into US$
					(Note 2)
	Rs.		Rs.		$
ASSETS
Current assets:
Cash and cash equivalents	Rs.	3,070,157	Rs.	1,874,377	$46,190
Accounts receivable		1,188,406		1,516,589	37,373
Due from employees		7,726		7,447	184
Inventories		28,686		28,293	697
Prepaid expenses		118,207		126,912	3,127
Net investment in leases		16,560		13,977	344
Other current assets		289,673		292,952	7,219

Total current assets		4,719,415		3,860,547	95,134
Cash restricted		1,000		191,777	4,726
Deferred income taxes		66,104		55,957	1,379
Net investment in leases		12,032		10,345	255
Property, plant and equipment-net		1,644,564		1,799,771	44,351
Goodwill and other intangible assets		192,390		188,736	4,651
Investments in affiliated companies		302,956		325,632	8,024
Other assets		224,491		273,837	6,748

Total assets	Rs.	7,162,952	Rs.	6,706,602	$165,268

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks		800,000		171,669	4,230
Current installments of capital lease obligations		2,476		2,960	73
Trade accounts payable		316,935		380,119	9,367
Accrued liabilities		737,284		833,908	20,550
Deferred revenue		450,030		459,093	11,313
Advances from customers		89,908		103,270	2,545
Other current liabilities		89,855		103,517	2,551

Total current liabilities		2,486,488		2,054,536	50,629
Capital lease obligations, excluding current installments		3,671		4,392	108
Other liabilities		121,938		130,116	3,206

Total liabilities		2,612,097		2,189,044	53,943

Minority interest		169,765		175,443	4,324

Stockholders’ equity
Common stock, Rs 10 par value; 50,000,000 equity shares authorized (as of March 31, 2007 : 50,000,000) ; Issued and outstanding: 42,808,852 shares as of June 30,2007 and 42,800,265 shares as of March 31, 2007		428,003		428,089	10,549
Additional paid-in capital		16,325,960		16,341,886	402,709
Accumulated deficit		(12,378,114)		(12,433,140)	(306,386)
Accumulated other comprehensive income		5,241		5,280	129

Total stockholders’ equity		4,381,090		4,342,115	107,001

Total liabilities and stockholders’ equity	Rs.	7,162,952	Rs.	6,706,602	$165,268

See accompanying notes to unaudited condensed consolidated financial statements

SIFY TECHNOLOGIES LIMITED and Subsidiaries
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and as otherwise stated)

	Quarter ended June 30,
	2006		2007		2007
					Convenience
					translation
					into US $
					(Note 2)
	Rs.		Rs.		$
Revenue
Products	Rs.	120,045	Rs.	142,617	$3,715
Services		1,198,336		1,262,484	30,910

		1,318,381		1,405,101	34,625

Cost of revenue
Products		101,349		117,952	2,907
Services		593,967		634,399	15,633

		695,316		752,351	18,540
Selling, general and administrative expenses		480,780		539,352	13,291
Provision for doubtful receivables and advances		23,085		51,030	1,258
Depreciation		95,036		110,151	2,714
Amortisation of intangible assets		16,497		10,205	251
Employee stock compensation expense		35,943		13,965	344
Foreign exchange (gain) / loss, net		(44,037)		19,344	476

Total operating expenses		1,302,620		1,496,398	$36,874

Operating profit/(loss)		15,761		(91,297)	(2,249)
Other income, net		30,874		33,679	829
Equity in net profit of affiliate		15,788		22,676	559

Net Profit / (Loss) before income tax and minority interest		62,423		(34,942)	(861)
Income tax benefit / (expenses)		—		(14,406)	(355)

Net Profit / (Loss) before minority interest		62,423		(49,348)	(1,216)
Minority interest		—		(5,678)	(139)

Net Profit / (loss)	Rs.	62,423	Rs.	(55,026)	$(1,355)

Net Profit/(loss) per share (basic)		1.47		(1.2855)	(0.0317)
Net Profit/(loss) per share (diluted)		1.45		(1.2855)	(0.0317)
Weighted average number of Equity Shares used in computing earning per equity share
Basic		42,583,948		42,803,988	42,803,988
Diluted		43,064,618		42,803,988	42,803,988

See accompanying notes to unaudited condensed consolidated financial statements

SIFY TECHNOLOGIES LIMITED and Subsidiaries
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data and as stated otherwise)

							Total
	Common Stock		Additional Paid In	Comprehensive	Accumulated Other Comprehensive	Accumulated	Stockholders’
	Shares	Par Value	Capital	Income	Income	Deficit	Equity
	Nos.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.

Balance as of March 31, 2007	42,800,265	428,003	16,325,960		5,241	(12,378,114)	4,381,090

Issue of common stock	8,587	86	1,961				2,047
Compensation related to stock options			13,965				13,965
Comprehensive income
Net Profit / (loss)				(55,026)		(55,026)	(55,026)
Other comprehensive income / (loss)
Translation adjustment				39	39		39

Comprehensive income				(54,987)

Balance as of June 30,2007	42,808,852	428,089	16,341,886		5,280	(12,433,140)	4,342,115

Balance as of June 30,2007 (Convenience translation into US$ - Note 2)		10,549	402,709		129	(306,386)	107,001

See accompanying notes to unaudited condensed consolidated financial statements

SIFY TECHNOLOGIES LIMITED and Subsidiaries
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data and as otherwise stated)

	Quarter ended June 30,
	2006		2007			2007
						Convenience
						translation
						into US$
						(Note 2)
	Rs.		Rs.			$
Net profit / (loss)	Rs.	62,423	Rs.	(55,026)		$(1,355)
Adjustments to reconcile net Profit / (loss) to net cash provided by / (used in) operating activities:
Income taxes		—		14,406		355
Depreciation		95,036		110,151		2,714
Amortization of intangible assets		16,497		10,205		251
Employee stock compensation expense		35,943		13,965		344
Equity in net profit of affiliate		(15,788)		(22,676)		(559)
(Gain) / loss on sale of property, plant and equipment		(61)		205		5
Provision for doubtful receivables and advances		23,085		51,030		1,258
Minority interest		—		5,678		140
Unrealized (gain) / loss on account of exchange differences		(14,797)		30,966		762
Changes in assets and liabilities:
Accounts receivable		(77,313)		(386,940)		(9,535)
Due from employees		29,060		429		11
Inventories		(7,675)		393		10
Prepaid expenses		1,502		(8,705)		(215)
Other assets		(13,109)		(52,775)		(1,301)
Trade accounts payable and accrued liabilities		(74,962)		161,355		3,976
Deferred revenue		12,191		9,063		223
Advances from customers		(48,926)		13,362		329
Other liabilities		21,007		17,585		433

Net cash provided/(used) by operating activities	Rs.	44,113	Rs.	(87,329)		(2,154)

Cash flows from investing activities:
Expenditure on property, plant and equipment		(300,575)		(263,732)		(6,499)
Proceeds from sale of property, plant and equipment		1,286		84		2
Expenditure on intangible assets		(2,509)		(6,551)		(161)
Business acquisition (net of cash)		(92,934)		—		—
Receipts in respect of assets given on sale — type leases		2,632		4,270		105
Net movement in cash – restricted		—		(190,777)		(4,701)

Net cash used in investing activities	Rs.	(392,100)	Rs.	(456,706)	Rs.	(11,254)

Cash flows from financing activities:
Repayments of short-term borrowings from Banks, net		—		(628,331)		(15,484)
Payments under capital lease obligations		(2,198)		(711)		(17)
Net proceeds from issuance of common stock		48,623		2,047		50

Net cash provided by financing activities	Rs.	46,425	Rs.	(626,995)	Rs.	(15,451)

Effect of exchange rate changes on cash and cash equivalents		13,379		(24,750)		(608)

Net increase / (decrease) in cash and cash equivalents		(288,183)		(1,195,780)		(29,467)
Cash and cash equivalents at the beginning of the period		2,822,501		3,070,157		75,657

Cash and cash equivalents at the end of the period	Rs.	2,534,318	Rs.	1,874,377	Rs.	46,190

Supplementary Information
Cash paid towards interest		2,874		4,786		118
Cash paid / (refund received) towards income taxes		7,183		24,859		613
Additions to property, plant and equipment represented by capital lease obligations		776		1,915		47
See accompanying notes to unaudited condensed consolidated financial statements

SIFY TECHNOLOGIES LIMITED and Subsidiaries
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data and as stated otherwise)
1.	Description of business

Sify Technologies Limited (Sify) together with its subsidiaries (India World Communications Limited, Sify Communications Limited, Sify Networks Private Limited and Sify International Inc.) (collectively referred to as the ‘Company’) is engaged in providing various services, such as Corporate Network and Data Services, Internet Access Services, Online Portal and Content Offerings and selling products related to such services.

2.	Summary of significant accounting policies
a.	Basis of preparation of financials statements
The accompanying unaudited condensed financial statements have been prepared in accordance with U.S GAAP in Indian Rupees (Rs. ), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the quarter ended June 30, 2007 have been translated into United States dollars at the noon buying rate in New York City on June 30, 2007 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S. $1 = Rs. 40.58. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other rate on, June, 30 2007 or at any other date.
b.	Interim Information
Interim information presented in the condensed consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations, and cash flows for the periods shown, is in accordance with US GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2007.
c.	Recent accounting pronouncement
SFAS No. 157:
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines ‘fair value’ as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 provides guidance on determination of fair value and lays down the fair value hierarchy to classify the source of information used in fair value measurement. The Company is currently evaluating the impact of SFAS No. 157 on its financial statements and will adopt the provisions of SFAS No. 157 for the fiscal year beginning April 1, 2008.

3.	Acquisition of Globe Travel Business

During the quarter ended June 2006, the Company acquired the business of Globe Travels which operates an online travel agency. Management believes that this acquisition marks Sify’s entry into the fast growing online travel business, particularly e-ticketing, the category with highest revenues and fastest growth in online e-commerce today. The management also believes that the addition of a travel portal is in line with the Company’s strategy of providing end-to-end services to Sify useRs. The purchase price paid / payable amounting to Rs. 116,219 (USD 2,571,303) in respect of the acquisition was allocated based on a preliminary allocation of estimated fair value (determined by the management) of the assets, properties and rights on the date of acquisition. During the quarter ended June 2007, the Company has finalised the purchase price allocation resulting in an increase in recorded goodwill from Rs. 26,921 to Rs. 36,200.

4.	Income Taxes

Effective April 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income taxes — An interpretation of Statement of Financial Accounting Standards No.109 (FIN 48). The interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions considered or to be considered in income tax returns. Historically, the Company has not incurred any penalties or interest relating to unrecognized tax benefits. Upon adoption the Company did not have any liability for income tax relating to uncertain tax positions. The adoption of FIN 48 did not have any impact on the retained earnings or provision for taxation as of April 1, 2007.

FIN 48 also requires that changes in judgment that result in subsequent recognition, de-recognition or change in a measurement of a tax position taken in a prior annual period (including any related interest and penalties) be recognized as a discrete item in the period in which the change occuRs. This change will not impact the manner in which the Company recorded income taxes on an annual basis and did not impact its recorded income tax provision in the quarter ended June 30, 2007.

A listing of open tax years is given below:

Jurisdiction	Open tax years
India	1997-98 to 2006-2007
5.	Cash and cash equivalents

Cash and cash equivalents as at June 30, 2007 amounted to Rs. 1,874,377 (Rs. 3,070,157 as at March 31, 2007). This excludes cash-restricted included in non-current assets of Rs. 191,777 (Rs. 1,000 as at March 31, 2007), representing deposits held under lien against overdraft facilities and bank guarantees given by the Company towards future performance obligations.
Cash Restricted – Non current

	As at		As at
	March 31, 2007		June 30, 2007

Against future performance obligation	Rs.	1,000	Rs.	1,000
Deposits held under lien against overdraft facilities		—	Rs.	190,777

	Rs.	1,000	Rs.	191,777

The fair values of cash and cash equivalents approximate their carrying values.

6.	Accounts receivable

Account receivable as of March 31, 2007 and June 30, 2007 are stated net of allowance for doubtful receivables. The Company maintains an allowance for doubtful receivables based on its age and collectability. Accounts receivable are not collateralised except to the extent of refundable deposits received from cybercafe’s franchisees and from cable television operators.

Accounts receivables consist of:

	As at	As at
	March 31, 2007	June 30, 2007

Due from customers	1,290,030	1,661,146
Less: Allowance for doubtful debts	101,624	144,557

Balance at the end of the year	1,188,406	1,516,589

The activity in the allowance for doubtful accounts receivable is given below:

	As at		As at
	March 31, 2007		June 30, 2007

Balance at the beginning of the year	Rs.	200,047	Rs.	101,624
Add : Additional provision		153,638		51,030
Less : Bad debts written off		252,061		8,097

Balance at the end of the year		101,624		144,557

7.	Other current assets

Other current assets consist of:

	As at	As at
	March 31, 2007	June 30, 2007
Vendor advances and deposits	159,785	78,121
Advances for expenses	5,025	147,244
Accrued income	73,702	9,117
Interest earned but not due	51,161	58,470

	289,673	292,952

8.	Investments in affiliates

In March 2006, MF Global Overseas Limited (MFG), a company incorporated in United Kingdom acquired 70.15% of equity share capital of MF Global Sify Securities Private Limited, formerly Man Financial-Sify Securities India Private Limited (‘MF Global) from Refco Group Inc., USA (‘Refco’). Thereby, MFG holds 70.15% of MF Global and the balance, 29.85% of MF Global equity shares, is held by Sify Limited. MFG is a subsidiary of Man Group plc, a company incorporated in United Kingdom.

The summarised unaudited financial information as to assets, liabilities and results of operations of MF Global and its subsidiaries is presented below:

	As at	As at
Balance Sheet	March 31, 2007	June 30, 2007
	Rs.	Rs.

Current assets	4,097,993	5,174,990
Non-current assets	280,079	185,962

Total Assets	4,378,072	5,360,952

Current liabilities	3,363,146	4,270,058
Shareholders’ equity	1,014,926	1,090,894

Total Liabilities and Shareholders’ equity	4,378,072	5,360,952

	For the quarter ended June 30,
Statement of Operations	2006	2007

	Rs.	Rs.

Revenues	283,213	365,950
Net Profit	52,890	75,968

9.	Goodwill and other intangible assets, net

As at June 30, 2007, the Company’s goodwill and other intangible assets amounted to Rs 50,797 and Rs 137,939 respectively (Rs 41,517 and Rs 150,873, as at March 31, 2007 respectively). The following are the details of other intangible assets:

		As at March 31, 2007		As at June 30, 2007
	Weighted	Gross		Gross
	average	carrying	Accumulated	carrying	Accumulated
	life	Amount	Amortization	Amount	Amortization
Technical know-how fees	—	82,753	82,753	82,753	82,753
Portals and web content	—	52,730	52,711	52,730	52,730
Customer contracts and others	4.04	141,881	60,252	128,770	65,995
Systems software	2.90	239,846	219,714	250,224	223,529
ILD / NLD License fee	20.00	50,000	907	50,000	1,531

		Rs. 567,210	Rs. 416,337	564,477	426,538

Estimated amortization expense in future years for the carrying value of other intangible assets:

For the year ended March 31,	Rs
2007-08	25,927
2008-09	23,988
2009-10	20,110
2010-11	17,601
2011-12	2,500

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company does not amortize goodwill but tests it for impairment on an annual basis. The Company has not recognized any impairment of goodwill during the year ended March 31, 2007 and for the quarter ended June 30, 2007.

10.	Other assets

Other assets consist of:

	As at	As at
	March 31, 2007	June 30, 2007
	Rs.	Rs.

Deposits	105,653	120,232
Staff advances recoverable	150	—
Witholding Taxes	105,734	121,220
Deposit with Department of Income Tax	12,954	32,385

	224,491	273,837

Deposit with Department of Income Tax represents tax demands paid to the authorities under protest. Refer to note 19 (a).

11.	Employee stock options

Compensation cost in respect of the stock option plans is accounted under Financial Accounting Standards Board (FASB) Statement No.123 (revised 2004) “Share Based Payment”. Accordingly, the Company has recorded stock compensation expense of Rs. 13,965 for the quarter ended June 30, 2007.

During the quarter ended June 30, 2007, the Company has issued 46,000 options under its Associate stock option plan 2005. The fair value of each option was estimated on the date of grant using the Black-Scholes model with the following assumptions

Quarter ended June 30, 2007
Dividend yield	—
Assumed volatility	57.2%-95.7%
Risk free interest rate	4.5-4.8%
Expected term	18-40 months
12.	Earnings per share

In accordance with SFAS No. 128, Earnings per Share, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted income / (loss) is computed by considering the impact of the potential issuance of ordinary shares on the weighted average number of shares outstanding.

A reconciliation of equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Quarter ended	Quarter ended
	June 30, 2006	June 30, 2007

Earnings
Net Profit / (loss)	62,423	55,026
Equity shares
Weighted average number of equity shares outstanding	42,583,948	42,803,988
Effect of dilutive equivalent shares-stock options	480,670	—
Weighted average number of equity shares and equivalent shares outstanding	43,064,618	42,803,988
As the Company was in a loss position for the quarter ended June 30, 2007, the potential ordinary shares were excluded from the calculation of diluted income/loss per share as the shares would have had an antidiluive effect. The Company’s outstanding shares include shares held with a depositary to represent equity shares underlying the Company’s ADSs.

13.	Gratuity

The Company provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering all employees. The Gratuity Plan commenced on April 1, 1997. The plan provides a lump sum payment to vested employees at retirement or termination of employment of an amount based on the respective employee’s salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this scheme, the settlement obligation remains with the Company, although the LIC administers the scheme and determines the contribution premium required to be paid by the Company.

Net gratuity cost for the quarter ended June 30, 2006 and 2007 included:

	Quarter ended	Quarter ended
	June 30, 2006	June 30, 2007
	Rs.	Rs.

Service cost	1,904	1,751
Interest cost	416	411
Expected returns on plan assets	(40)	(239)
Recognized net actuarial (gain)/ loss	(117)	—

Net gratuity costs	2,163	1,923
Principal weighted average actuarial assumptions:

	Quarter ended	Quarter ended
	June 30, 2006	June 30, 2007

Discount rate	8%	9.55%
Long-term rate of compensation increase	6%	6%
Rate of return on plan assets	6%	7.5%
The Company estimates the long-term return on plan assets at 7.5% based on the average long-term rate of return expected to prevail over the next 15 to 20 years on the types of investments held with LIC.

The employer’s best estimate of contributions expected to be paid to the plan during the year 2007–2008 amounts to Rs. 10,000. Further, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are:

For the year ended March 31,
2008	1,405
2009	1,905
2010	2,892
2011	5,209
2012	7,400
2013 to 2018	43,302
14.	Deferred revenue

Deferred revenue includes the following amounts of unearned income:
•	For the Company’s corporate network / data services division, revenue relating to the connectivity / hosting charges and from provision of digital certificates;

•	For the Company’s Internet access services and online portal services divisions, revenue relating to the internet access charges and the advertisement charges respectively; and

•	For the Company’s other service division, revenue relating to development of e-learning software.
The components of deferred revenue for these segments are:

	As at	As at
	March 31, 2007	June 30, 2007
	Rs.	Rs.

Corporate network/data services	351,933	377,494
Internet access services	61,459	53,177
Online portal services	21	22
Other services	36,617	28,410

	450,030	459,093

15.	Borrowings

The Company has short term borrowings of Rs. 171,669 as at June 30, 2007 (Rs. 800,000 as at March 31, 2007), from its bankers for working capital requirements. The borrowings are secured by fixed deposits held by the Company. The borrowings bear interest ranging from 8 to 9.75% and are repayable within one year from the balance sheet date.

16.	Products and services

Breakup of revenues against products and services are as follows:

	Quarter ended June 30,
	2006	2007
Revenue	Rs.	Rs.
Service revenue	1,161,890	1,177,130
Initial franchise fee	16,000	13,279
Installation service revenue	20,446	72,075

	1,198,336	1,262,484
Product revenue	120,045	142,617

	Rs.1,318,381	Rs.1,405,101

17.	Segment reporting

SFAS No 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations predominantly relate to connectivity to enterprises and providing Internet access to retail subscribers (both home access and public access). The Company also operates portals, “Sify.com”, “Samachar.com” and “SifyMax.in” that provide a variety of India-related content to audiences both in India and abroad, and which generates revenue from advertisements and other value added services.

The primary operating segments of the Company are:
•	Corporate network/data services, which provides Internet, connectivity, security and consulting, hosting and managed service solutions;

•	Retail Internet access services, from homes and through cybercafés;

•	Online portal and content offerings; and

•	Other services, such as development of e-learning software.
The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Bandwidth costs, which form a significant part of the total expenses, are allocated primarily between the corporate network/data services and Internet access services businesses as described below:

International bandwidth refers to bandwidth that is required for access to sites and offices outside the country. For all these businesses, bandwidth is allocated based on actual utilization captured by monitoring traffic per IP pool assigned at the egress points. The Company has packet shapers in the main locations to monitor bandwidth use by each of the above categories of users. This information is used in determining norms like bandwidth per port and bandwidth per PC. The actual utilization is cross validated against assumptions / norms for each business.

National bandwidth refers to the inter-city link bandwidth implemented within the country. Inter-city link bandwidth was allocated based on the number of subscribers or iway cybercafés at “non gateway” points and the bandwidth sold to and used by business enterprises (determined using packet shapers). However, in order to strengthen its corporate business, the Company enhanced its national backbone to carry Internet traffic to the international fibre gateways, shifting from hybrid satellite and fibre gateways to fibre only gateways for international bandwidth. National bandwidth costs are now allocated based on international bandwidth allocation ratios because most of the traffic carried on the national backbone is directed towards the international gateways.

The Company believes that the resulting allocations are reasonable.

Last mile costs related to dial-up access that can be directly identified to businesses are allocated directly. Spectrum charges that are paid for the license that has been provided to enable Sify to operate on the 5.7 GHz wireless spectrum are allocated based on the bandwidth that is used by the various businesses that use this spectrum. Certain expenses, such as depreciation, technology and administrative overheads, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Company

A significant part of the fixed assets used in the Company’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not practicable to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous.

The Company’s operating segment information for the quarters ended June 30, 2006 and June 30, 2007 is given below:

	Quarter ended June 30, 2006
	Corporate	Internet
	Network /	Access	Online Portal	Other
	Data Services	Services	Services	Services	Total

Revenues	Rs. 764,013	Rs.454,431	Rs.65,913	Rs34,024	Rs.1, 318,381
Allocated expenses	(432,233)	(445,689)	(62,603)	(33,961)	(974,486)

Segment operating income / (loss)	Rs.331,780	Rs.8,742	Rs 3,310	Rs.63	Rs 343,895
Unallocated corporate expenses					(228,165)
Foreign exchange gain / (loss), net					44,037
Other income / (expense), net					346
Depreciation and amortization					(147,476)
Interest income, net					33,998
Equity in profits of affiliates					15,788
Income Taxes					—

Net Profit / (Loss)					Rs.62,423

	Quarter ended June 30, 2007
	Corporate Network /	Internet Access	Online Portal
	Data Services	Services	Services	Other Services	Total

Revenues	888,898	413,421	44,367	58,415	1,405,101
Allocated expenses	(550,090)	(380,738)	(78,025)	(55,336)	(1,064,189)
Minority interest	(5,678)	—	—	—	(5,678)

Segment operating income / (loss)	333,130	32,683	(33,658)	3,079	335,234
Unallocated corporate expenses					(283,021)
Foreign exchange gain / (loss), net					(19,344)
Other income / (expense), net					(67)
Depreciation and amortization					(134,321)
Interest income, net					38,223
Equity in profits of affiliates					22,676
Income taxes					(14,406)

Net Profit / (Loss)					(55,026)

18.	Sales-type leases

The Company’s leasing arrangement consist of leasing various types of routers, modems and other equipment for establishing virtual private networks and providing bandwidth to its customers in its corporate connectivity business. The leases are classified as sales-type leases and expire after a period of three years. The following lists the components of the net investment in sales-type leases:

	As at	As at
	March 31, 2007	June 30, 2007
	Rs.	Rs.

Minimum lease payments receivable	30,493	25,815
Less: Unearned income	1,901	1,493
Net investment in sales-type leases	28,592	24,322

The minimum lease payments recoverable for each of the fiscal years are as follows:

For the year ending March 31,
2008	13,110
2009	7,275
2010	5,430
Total	25,815
19.	Commitments and contingencies
a)	During the year ended March 31, 2006, the Company received a notice from the Income-Tax Department of India for the financial years 2002 and 2003 for a sum of Rs.103,000 stating that no withholding tax has been deducted in respect of international bandwidth and leased line payments made by the Company to international bandwidth / lease line service providers. Subsequently, the demand was revised to Rs. 77,724 by the income tax authorities. Under the Income tax regulations the company is required to pay such amounts in 12 monthly installments under protest if it seeks to dispute the demand. Accordingly, the Company has paid 5 installments amounting to Rs. 32,385 till June 30, 2007 under protest and challenged such demands. The Company believes that withholding taxes need not be deducted if the service provider did not have any permanent establishment in India and has not installed any equipment at the Company’s premises. The Company has demonstrated to the tax authorities that international service providers neither had a permanent establishment in India nor installed any equipment at the Company’s premises, and hence concluded that the likelihood of the loss contingency is remote and no provision for the loss contingency is considered necessary. The amounts paid under protest are included under ‘Other assets’.

b)	The Company has outstanding financial and performance guarantees for various statutory purposes and letters of credit totalling Rs. 641,115 and Rs. 613,914 as of March 31, 2007 and June 30,2007, respectively. These guarantees are generally provided to governmental agencies.

c)	Additionally, the Company is also involved in lawsuits, claims and proceedings, which arise in the ordinary course of business. There are no such items pending that the Company expects to be material in relation to its business.

20.	Legal proceedings
a)	The Company and certain of its erstwhile officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the cases against the Company’s executive officers who were named as defendants in this action were dismissed without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to the Company and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including the Company. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against Sify and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with Sify and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1 billion, the insurers for the settling issuers will make up the difference.

The Company believes that it has sufficient insurance coverage to cover the maximum amount that it may be responsible for under the proposed settlement. Although the Federal District Court has preliminarily approved the settlement, it is possible that the Federal District Court may not finally approve the settlement in whole or part. The Company believes the maximum exposure under this settlement, in the event that the plaintiffs recover nothing from the non-settling defendants, is approximately U.S. $3.9 million, an amount which the Company believes is fully recoverable from the Company’s insurer.

b)	The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information, as of June 30, 2007, Sify believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on Sify.
21.	Acquisition of minority interest in Subsidiary

The Board of Directors of the Company at their meeting held on February 10, 2008 has approved the merger of Sify Communications Limited, a subsidiary Company and the Company with retrospective effect from April 1, 2007, subject to approval by the members, the Honourable High Court and other statutory authorities. The shareholders of the Company at the Extraordinary General Meeting held on March 17, 2008 have accorded their assent on the said merger. The Company has filed a petition with the Honourable High Court of Madras, India, for the proposed merger and is pending approval.

22.	Reclassification

Certain prior period / year amounts have been reclassified to confirm to the current year’s presentation.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
The following discussion of the financial condition and results of operations of our company should be read in conjunction with the unaudited consolidated financial statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in this report captioned “Risk Factors.”
Overview
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 221 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 163 cities and towns. The company’s network services, Data Center operations and customer relationship management are accredited ISO 9001:2000.
Revenues
The primary operating segments of our company are:
•	Corporate network/data services, which include private network services, messaging services, security services, remote management services and web hosting for businesses;

•	Internet access services;

•	online portal services and content offerings; and

•	other services, such as development of content for e-learning.
Corporate network/data services
Our corporate network/data services revenues primarily include connectivity services revenue and, to a lesser extent, revenues from the sale of hardware and software purchased from third party vendors, installation of the link and other ancillary services, such as e-mail, document management and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. Our connectivity services include IPVPN services, Internet connectivity, last mile connectivity (predominantly through wireless), messaging services, security services and web hosting for businesses. We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service provided, scope of the engagement and the Service Level Agreement, or SLA. Our web hosting service revenues are primarily generated from co-location services and connectivity services. Our security services revenues include revenue from consulting services, vulnerability assessment and penetration testing.
Internet access services
Internet access services revenues are generated from the Internet connectivity we provide to our retail customers through public access and home access services. Home access services are provided through dial-up packs and broadband connectivity, which is provided through arrangements with CTOs. Our public access services are provided through franchised and company-owned cybercafés. Additionally, we generate revenue by providing Internet Telephony services, allowing customers to make international telephone calls over the Internet.

Online portal services and content offerings
Online portal services revenues include advertising revenues from the various channels of our Internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-throughs or leads. Revenues also accrue from commissions earned on products and services rendered through www.sifymall.com, and also from value-added services that are rendered using our mobile telephone short code, 4545.
Other services
Other services include revenue from e-learning. We develop and upload content for e-learning to facilitate web-based learning in various organizations. We provide e-learning services on a time-and-materials or on a fixed-price basis.
In Note 11 to our condensed consolidated financial statements, we provide supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments. This information is available in Item 1 — Financial Statements of this report and is incorporated herein by reference.
Expenses
Corporate network/data services
Cost of revenues for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, cost of goods in respect of communication hardware and security services sold and the cost of providing network operations. Telecommunications costs include the costs of international bandwidth procured from VSNL and satellite gateway providers and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum in the 5.7 GHz range to enable connectivity to be provided on the wireless mode for the last mile. In addition, the Government of India has imposed an annual license fee of 6% of the adjusted gross revenue generated from the provision of VPN services under the NLD/ILD license.
Internet access services
Cost of revenues for the Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers, direct costs paid to franchisees for running the iways and to cable television operators for providing Internet services through cable to customers. We are also subject to a 6% annual licence fee on the adjusted gross revenues of our VoIP business. Another recurring cost included in cost of revenues is the personnel and related operating expenses associated with customer support and network operations.
Online portal services and content offerings
Cost of revenues for the online portal and content offerings division includes the cost of procuring and managing content for the websites and cost of ring tones downloaded by using Sify’s mobile telephone short code, 54545.
Other Services
Cost of revenues for the eLearning division includes the cost of direct manpower that is involved in the design and uploading of content for facilitating web-based learning.
Selling, General and Administrative Expenses
Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executives, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

Depreciation and amortization
We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to five years and, in the case of buildings, 30 years. We do not amortize goodwill recognized in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. We assess for impairment of long-lived assets under SFAS No. 144. The carrying value of long-lived assets are compared with the adjusted estimated future cash flows at the identifiable business segment level. If the sum of such undiscounted cash flows is less than the aggregate carrying amount, the asset is not recoverable and an impairment loss is recognized.
Amortization of deferred stock compensation expense
As of June 30, 2007, we had outstanding an aggregate of 870,107 options under our ASOP with a weighted average exercise price equal to approximately Rs. 389.01 ($9.59) per equity share. The unamortized deferred compensation expense related to these grants amounted to Rs. 15.53 million as of June 30, 2007.
Operating Results
Quarter ended June 30, 2007 compared to quarter ended June 30, 2006
Revenues. We recognized Rs. 1,405.10 million ($34.63 million) in revenues for the quarter ended June 30, 2007, as compared to Rs. 1,318.38 million for the quarter ended June 30, 2006, representing an increase of Rs. 86.72 million, or 6.58%.The net increase is on account of the following:
•	The revenues generated by our corporate network/data services businesses increased by Rs. 124.89 million, or 16.35%, over the same period in the previous year. The increase is attributable to increases in connectivity revenues of Rs 98.15 million and an increase in hardware and software sales revenues of Rs. 27.64 million. The corporate network/data services businesses obtained a significant number of new orders and incremental orders from customers with operations throughout India for providing IP VPN and Internet connectivity. We currently have more than 1,800 corporate customers for our connectivity services.

•	The decrease in consumer Internet access revenues was Rs. 41.01 million, or 9.02%, as compared to the same period of the previous year. The decrease was on account of decrease in browsing revenue of Rs 19.20 million or 11.52%, Voice over IP services of Rs. 26.50 million or 46.42%, decrease in revenues from hardware sales of Rs. 2.40 million or 60%, and decrease in revenue from dial up business of Rs. 22.10 million, or 79.50%. These decreases were partially offset by an increase of Rs. 30.10 million, or 16.63%, from home based broad band subscribers revenues.

•	The decrease in browsing revenue is due to decrease in the number of subscribers as well as the usage minutes. Bundled services offered by the public sector telephone companies resulted in a marked decline in the market share of private ISPs in the dial-up market segment. The significant decrease in Voice over IP services is primarily on account of decrease in VOIP call minutes (by more than 5.2 Million minutes compared with same quarter of previous year). Further the average realization per minute has decreased by approximately 7% during the said period. The increase in the home based browsing revenue is due to increase in the number of high speed subscribers of the Sify broad band services (increase from 191,127 in June 2006 to 208,106 in June 2007).

•	Our online portal and content offerings division accounted for Rs. 44.37 million of revenues for the quarter ended June 30 2007, as compared to Rs. 65.91 million for the quarter ended June 30, 2006, representing a decrease of Rs. 21.54 million, or 32.68%. The decrease was on account of advertisement revenues , which was at Rs. 28.04 million as compared to Rs. 44.50 million for the quarter ended June 30,2006 which is a decrease of Rs. 16.46 million, or 37%. Revenues from e-commerce initiatives has contributed Rs. 9.01 million for the quarter ended June 30, 2007 compared to Rs15.40 million for the quarter ended June 30, 2006 representing a decrease of Rs. 6.39 million. or 41.49%. These decreases were partially offset by an increase in travel related revenue of Rs. 1.35 million over the quarter ended June 30, 2006.

•	Revenues from our other businesses increased by Rs. 24.39 million, or 71.69%. During the course of the last few quarters, we have added new customers to our e-learning division, and these customers contributed to the increase in revenues.
Cost of Revenues. Cost of revenues was Rs. 752.35 million ($18.54 million) for the quarter ended June 30, 2007 compared to Rs. 695.32 million for the quarter ended June 30, 2006, representing an increase of Rs. 57.03 million, or 8.20%. This increase was primarily on account of an increase of Rs. 35.05 million in lease line expenses , increase of Rs. 15.31 million in cost of goods sold, increase of Rs. 11.24 million in the other direct costs incurred on newer installations , royalty cost, direct costs incurred in line with increase in revenues and marginal increase of Rs 4.37 million in our directly billable manpower. This is partially offset by a decrease of Rs. 8.94 million in direct expenses paid to franchisees and Cable Television Operators or CTOs.
Selling, general and administrative expenses. Selling, general and administrative expenses were Rs. 539.35 million ($13.29 million) for the quarter ended June 30, 2007, compared to Rs. 480.78 million for the quarter ended June 30, 2006, representing an increase of Rs. 58.57 million, or 12.18%. This increase is mainly on increase in administration and other expenses by Rs. 100.97 million, or 44.30% and marketing and promotion expenses by Rs. 22.50 million, or 29.76% offset by a decrease in personnel expenses by Rs. 64.90 million, or 36.60%.
Provision for doubtful receivables and advances. Provision for doubtful receivables and advances was Rs. 51.03 million ($1.26 million) for the quarter ended June 30, 2007 compared to Rs. 23.09 million for the quarter ended June 30, 2006 representing an increase of Rs. 27.94 million. The increase was primarily in the corporate network / data services and portals business. These are primarily on account of disputes with the customers which have arisen in the current period and where the management believes that the recovery of such dues is doubtful.
Depreciation. Depreciation for the quarter ended June 30, 2007 was Rs. 110.15 million ($2.71 million), as compared to Rs. 95.04 million for the quarter ended June 30, 2006, representing an increase of Rs. 15.11 million, or 15.90%.
Amortization of intangible assets. Amortization of intangible assets was Rs. 10.21 million ($0.25 million) for the quarter ended June 30, 2007, compared to Rs. 16.50 million for the quarter ended June 30, 2006, representing a decrease of Rs. 6.30 million, or 38.18%. This decrease is mainly attributable to the decrease in amortization of portal and content rights and decrease in amortization of system software partially offset by increase in amortization of customer and contracts related intangibles arising on the Globe Travels acquisition.
Stock compensation expenses. Stock compensation expenses was Rs. 13.97 million ($0.34 million) for the quarter ended June 30, 2007, compared to Rs. 35.94 million for the quarter ended June 30, 2006, representing decrease of Rs. 21.97 million. The decrease in the charge is primarily due to the change in the senior management post June 2006 resulting in significant forfeiture of stock options.
Foreign exchange gain/loss. Foreign exchange loss for the quarter ended June 30, 2007 was Rs. 19.34 million , compared to a foreign exchange gain of Rs. 44.04 million for the quarter ended June 30, 2006, representing a change of Rs. 63.38 million. During the quarter ended June 30, 2007, the dollar depreciated from Rs. 43.10 to Rs. 40.58, which impacted the value of our dollar denominated deposits and resulted in a foreign exchange fluctuation loss.
Other income (net). Other income was Rs. 33.68 million ($0.83 million) for the quarter ended June 30, 2007, compared to Rs. 30.87 million for the quarter ended June 30, 2006, representing an increase of Rs. 2.81 million, or 9.10%.
Equity in profit of affiliates. Equity in the profit of affiliates was Rs. 22.68 million ($0.56 million) for the quarter ended June 30, 2007, compared to Rs. 15.79 million for the quarter ended June 30, 2006, representing an increase of Rs. 6.89 million, or 43.64%. The significant increase in the equity in net profit of the affiliate is on account of significant growth in the operations of the affiliate.

Income taxes: Income taxes for the quarter ended June 30, 2007 represent current tax and the utilsation of deferred tax benefit created in respect of the carry forward business loss of its subsidiary, Sify Communications Limited. This utilization is due to the taxable profits earned by the subsidiary.
Minority Interest: The minority interest of Rs. 5,678 for the quarter ended June 30, 2007 represent the share of profits of the non-controlling interest of its subsidiary, Sify Communications Limited.
Liquidity and Capital Resources
The following table summarizes our statements of cash flows for the periods presented:

			Fiscal year ended				For the quarter ended
			March 31,				June 30,
	2005		2006		2007		2007		2007
	(in thousands)
Net profit / (loss) from continuing operations	Rs.	(307,576)	Rs.	(149,245)	Rs.	187,760	Rs.	(55,026)	$(1,355)
Net decrease/(increase) in working capital		227,872		(135,666)		(582,917)		(246,233)	(6,069)
Other adjustments for non-cash items		559,821		505,293		573,676		213,930	5,270
Net cash provided by/(used in) operating activities		480,117		220,382		178,519		(87,329)	(2,154)
Net cash provided by/(used in) investing activities		(552,669)		(426,406)		(788,692)		(456,706)	(11,254)
Net cash provided by/(used in) financing activities		69,182		1,684,055		866,060		(626,995)	(15,451)
Effect of exchange rate changes on cash		1,479		20,558		(8,231)		(24,750)	(608)
Net increase/(decrease) in cash and cash equivalents		(1,891)		1,498,589		247,656		(1,195,780)	(29,467)
We intend to continue to focus on the reduction of our cash burn and increasing our cash surplus in fiscal 2008. Based upon our present business and funding plans, we believe that our cash and cash equivalents of Rs. 1,874.37 million ($46.19 million) as of June 30, 2007, excluding restricted cash included in non-current assets of Rs. 191.78 million ($4.73 million), is sufficient to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.
Cash balances held in foreign currency were Rs. 389.47 million and Rs. 398.54 million as of March 31, 2007 and June 30, 2007, respectively. Cash balances held in Indian currency were Rs 2,680.68 million and Rs. 1,667.61 as of March 31, 2007 and June 30, 2007, respectively. These amounts include cash and cash equivalents and restricted cash.
Cash used by operating activities for the quarter ended June 30, 2007 was Rs. 87.32 million ($2.15 million). This is due to increase in working capital requirement of Rs. 246.23 million ($6.06 million). This is contributed by increase in accounts receivable by Rs. 386.94 million, increase in trade accounts payable by Rs. 161.35 million, decrease in advances received from customers by Rs. 13.36 million, increase in other assets by Rs. 52.77 million, increase in prepaid expenses by Rs. 8.70 million, increase in other liabilities by Rs. 17.58 million, decrease in due from employees by Rs. 0.42 million and increase in deferred revenues by Rs. 9.06 million.
Cash used by investing activities for the quarter ended June 30, 2007 was Rs. 456.70 million ($11.25 million) and principally consisted of establishment of a new data center and purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs. 263.73($6.50 million) and expenditure on intangible assets of Rs. 6.55 million ($.16 million).

Cash used by financing activities for the quarter ended June 30, 2007 was Rs. 626.99 million ($15.45 million) represented by repayment of borrowings from banks Rs. 628.33 million, proceeds from the issuance of common stock of Rs. 2.05 million ($.05 million), and by principal payment under capital lease obligations of Rs. 0.71 million ($0.01 million).
Although we have 221 points of presence in India, a need for expansion into smaller towns could arise as our corporate and data network services and broadband businesses grow. There are a number of ISPs and data/network service providers exiting the business and, depending on pricing and other terms, we may acquire one or more of these third parties. We will need to invest in technologies to increase the speed of the backbone and edge networks. We will also have to invest in wireless and wire line methods of last mile Internet access delivery..
In the ordinary course of our business, we regularly engage in discussions and negotiations relating to potential investments, strategic partnerships, acquisitions and other strategic transactions. We will continue in our efforts to identify one or more investment or acquisition opportunities.
Income Tax Matters
For the year ended March 31, 2007, the end of our most recently completed fiscal year, we had a business loss (including unabsorbed depreciation without an expiration date) carry forward of approximately Rs. 3,491.21 million ($86.03 million).
For fiscal 2008, the basic rate of corporate tax and surcharge were at 30% and 10% respectively, the education cess was 3% on the total tax, resulting in an effective tax rate of 33.99%.
Under the Indian Income Tax Act, income tax is payable on the total income as computed under the Income Tax Act in respect of the previous year (fiscal year) relevant to the assessment year. Where the tax payable on the total income is less than 10% (excluding surcharges) of the book profit (profit computed as per the provisions of the Indian Companies Act), the book profit after adjusting for accumulated losses or carried forward depreciation (which ever is lower) shall be deemed to be the total income of the assessee, and the tax payable by the assessee on such total income shall be the amount of income tax at the rate of 10% (excluding surcharges).
Under the current Indian Income Tax Act, we will be liable for payment of income tax only after we utilize the unabsorbed business loss of Rs. 1,151.5 million ($26.7 million) (lower of carry forward depreciation and business loss). We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India.
The Finance Act, 2005 had introduced income tax on fringe benefits which is in addition to the income tax charged under the Income Tax Act, 1961. Fringe benefits tax (“FBT”) is payable by every employer in respect of fringe benefits provided or deemed to have been provided by the employer to his employees during the year. An employer is required to pay FBT even if no tax is payable on the total income. We have incurred an expenditure of FBT of Rs. 4.4 million ($0.11 million) for the quarter ended June 30, 2007.
The Finance Act, 2007 had also introduced income tax on stock option grants to employees by way of Fringe Benefit Tax. As per this, FBT is payable by every employer in respect of stock options granted to its employees. FBT is calculated on the equity shares granted to the employees based on the fair market value of the equity shares on the date on which the option vests with the employee as reduced by the amount actually paid by or recovered from the employees in respect of such shares. The Act also permits the employer to recover the FBT from the employees who are exercising their options.
Off-Balance Sheet Arrangement
We have not entered into any off balance sheet arrangement as defined by SEC final rule 67 (FR-67) “Disclosures in Management’s Discussion and Analysis” about off Balance Sheet Arrangement and aggregate contractual obligations.

Contractual obligations / Commitments
The table of future payments due under contractual commitments as of June 30, 2007, aggregated by type of contractual obligation, is as given below

Contractual Obligations	Payments Due by Period			(Rs. Million)
					More
		Less than 1			than 5
	Total	Year	1-3 years	3-5 years	years
Short-term borrowings	171.67	171.67	—	—	—
Capital lease obligations	7.35	2.96	4.39	—	—
Purchase obligations	113.55	113.55	—	—	—
Total Contractual Obligations	292.57	288.18	4.39	—	—
Notes:
(a)	In accordance with SFAS No. 87, Employers’ Accounting for Pensions, and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” as amended by SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R),” the total accrued benefit liability for defined benefit and contribution plans recognized as of June 30, 2007, was Rs. 12,951 and disclosed under other liabilities.

(b)	Other liabilities also include Rs. 117,165 deposits received from franchisees.

For such amounts, the extent of the amount and the timing of payment / cash settlement is not readily estimable or determinable, at present. Accordingly, we did not include these amounts in the contractual obligations table.

(c)	Standby letter of credit and guarantees disclosed in note 19 (b) has not been included in the above mentioned table of contractual obligations.
Item 3. Quantitative And Qualitative Disclosures About Market Risk
Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
We also face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendoRs. This risk is partially mitigated as we hold balances in foreign currency with overseas banks. Our foreign exchange gain/(loss) was Rs. 2.6 million Rs. 23.2 million and 8.33 million for fiscal years 2005, 2006 and 2007, respectively and Rs. (19.34) million for the quarter ended June 30, 2007.

Item 4. Controls and Procedures
Our Chief Executive Officer and Chief Financial Officer believe, based on their evaluation as of 30 June 2007, performed under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, that the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are effective to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and is accumulated and communicated to Sify’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Change in Internal Control over Financial Reporting
During the period covered by this Quarterly Report, there were no material changes in our internal control over financial reporting. However, we have incorporated some process changes to strengthen the controls that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Part II. Other Information
Item 1. Legal Proceedings
See Note 14 of notes to our unaudited condensed consolidated financial statements in Part I above and Note 29 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2007.
Item 1A. Risk Factors
This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007. The information presented below updates and should be read in conjunction with the Risk Factors and information disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007, which Risk Factors and Information are incorporated herein by reference.
Risks Related to our Company
We have added a number of new lines of business in the last five years, including the operation and licensing of public Internet cafés, as well as the provision of broadband services, security services, e-learning software development services and managed network services. It is therefore difficult to evaluate our company based on our historical results of operations.
The industry we operate in is still evolving and therefore comparable benchmarks are not readily available. As of March 31, 2007, the Internet penetration in India was only 3% according to figures compiled from Telecom Regulatory Authority of India’s, or TRAI’s, Report on Performance of Telecom Industry, March 2007. You must consider the risks and difficulties frequently encountered by companies in this stage of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:
•	continue to develop and upgrade our technology;

•	maintain and develop strategic relationships with business partners;

•	offer compelling online services and content; and

•	promptly address the challenges faced by early stage companies, which do not have an experience or performance base to draw on.
We have decided to compete in four primary businesses that we believe are complementary. These four businesses are corporate network/data services, retail Internet access services, online portal services and content offerings and International Business. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain corporate customers for our network/data services and subscribers for our Internet access services as well as the loss of advertising revenues.
For the fiscal years ended March 31, 2006, we incurred net losses of Rs. 149.2 million and for the fiscal year ended 31 March, 2007 we made net profit of Rs. 187.76 million. As of March 31, 2007, we had an accumulated deficit of approximately Rs. 12,378 million ($287 million). Our future profitability depends on organic and inorganic growth in corporate, retail and international business segments.
We may incur operating losses as we expand our services, advertise and promote our brand and respond to competition. Our business plan assumes that businesses in India will demand private network and related services. Our business plan also assumes that an increasing number of consumers and corporate customers in India will be attracted to and use Internet access services, content available on the Internet and other connectivity services offered by us. The loss of major clients, a decrease in the volume of business they provide us or a decrease in the price at which we sell our services to them could adversely affect our revenues. Accordingly, the future profitability of our business depends on how efficiently we address all these issues and conduct the business.

We may be required to further modify the rates we charge for our services in response to new pricing models introduced by new and existing competition which would significantly affect our revenues.
Our corporate network/data services business faces significant competition from well-established companies, including Bharti Airtel, Videsh Sanchar Nigam Limited or VSNL, Reliance Infocomm, HCL Infinet, Tulip IT, Tata Teleservices and the incumbent government-owned telecommunication companies, Bharat Sanchar Nigam Limited or BSNL, and Mahanagar Telephone Nigam Limited or MTNL. A significant number of competitors have entered India’s liberalized Internet service provider that were operational in India. New entrants into the national Internet service provider market in India, especially the state run telecommunication companies, may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract subscribeRs. These factors have resulted in periods of significant reduction in actual average selling prices for consumer Internet Service Provider, or ISP, services. We expect the market for Internet access and other connectivity services to remain extremely price competitive. Increased competition may result in operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitoRs.
We are required to comply with certain conditions imposed by the Government of India or GOI in connection with the National Long Distance/International Long Distance or NLD/ILD licenses issued to Sify Communications Limited or Sify Comm, our subsidiary company, on a continuous basis during the validity of the licence period.
On November 21, 2006, Sify Comm executed two License Agreements with the GOI, for NLD / ILD services respectively, which enable Sify Comm to provide VPN services. These licenses are valid for an initial period of 20 years and can be renewed for another 10 years at one time, upon request of the licensee made during the 19th year of license. The above licenses have imposed certain conditions to be complied with by Sify Comm on a continued basis to maintain the validity of the license during the license period. The following are the important conditions:
•	The company to ensure that the foreign holding never exceeds 74% of the outstanding capital of the company, which is the threshold limit of Foreign Direct Investment for the Telecom sector.

•	The Managing Director, Chief Technical Officer and Chief Financial Officer shall be resident Indian citizens.

•	The company shall always have a net worth as well as paid up capital of Rs. 250 million.

•	The company shall pay the annual fee at 6% of the Adjusted Gross Revenue to Department of Telecommunications or DOT.

•	In addition to the above, the company is required to furnish all information to DOT and Telecom Regulatory Authority of India or TRAI.
Our marketing campaign to establish brand identity and loyalty for the Sify Broadband, Sify Max, Sify and iway brands could be unsuccessful.
In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the Sify Broadband, Sify Max, Sify and iway and other key brands. We plan to continue to incur significant marketing expenditure to establish brand identity and brand loyalty. If our marketing efforts do not produce a significant increase in business to offset our marketing expenditure, our losses will increase or, to the extent that we are generating profits, our profits will decrease. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.

If our efforts to retain our customers through past investment in network infrastructure and ongoing investment in online content offerings and customer and technical support are unsuccessful, our revenues will decrease without a corresponding reduction in costs.
Our sales, marketing and other costs of acquiring new customers are substantial, relative to the fees actually derived from these customeRs. Accordingly, our long-term success depends to a great extent on our ability to retain our existing customers, while continuing to attract new customeRs. We have invested significant resources in our network infrastructure and continue to invest in online content offerings and in our customer and technical support capabilities to provide high levels of customer service. We cannot be certain, however, that these investments will maintain or improve subscriber retention. We believe that intense competition from our competitors has caused, and may continue to cause, some of our customers to switch to our competitors’ services. In addition, some new customers use the Internet only as a novelty and do not become consistent users of Internet services, and therefore are more likely to discontinue their service. Any decline in our customer retention rate would likely decrease the revenues generated by our Internet access services division. We may not be able to realize sufficient future revenues to offset our past investment in network infrastructure and our ongoing investment in online content offerings and technical support or achieve positive cash flow or profitability in the future.
Despite cost-reduction measures, our future operating results could fluctuate in part because our expenses are relatively fixed in the short term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.
Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. A significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on many factors, including the following:
•	the range of corporate network/data services provided by us and the usage thereof by our customers;

•	the number of subscribers to our ISP services and the prevailing prices charged.

•	advertising revenue generated by our online portal services.

•	the timing and nature of any agreements we enter into with strategic partners of our corporate network/data services division;

•	services, products or pricing policies introduced by our competitors;

•	capital expenditure and other costs relating to our operations;

•	the timing and nature of our marketing efforts;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

•	the introduction of alternative technologies; and

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.
We plan to continue to expand and develop content and enhance our technology. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses.
You should not rely on yearly comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investoRs. In this event, the price of our ADSs may decline.

We lack full redundancy for our computer systems and a system failure could prevent us from operating our business for a significant time, which could have an adverse effect on our business and results of operations.
We rely on the Internet and accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from telecom operatoRs. We have a back-up data facility, but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customeRs. A loss of customers or damage to our reputation would result in a decrease in the number of our subscribers, which would cause a material decrease in revenues. A violation of our Internet service provider license could result in the suspension or termination of that license, which would prevent us from carrying on a significant portion of our operations and materially adversely affect our operating results. Violations of our contracts with corporate customers could result in the termination of these contracts, which would cause a decrease in the revenues generated by our corporate data/network services division. Any of these failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation. From time to time, a number of large Internet companies have suffered highly publicized system failures resulting in adverse reactions to their stock prices, significant negative publicity and, in some instances, litigation.
We have at times suffered service outages. We guarantee to a number of our corporate customers that our network will meet or exceed contractual reliability standards, and our Internet service provider license requires that we provide an acceptable level of service quality and that we remedy customer complaints within a specified time period. Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe even though such an event could lead to a significant negative impact on our business.
Security breaches could damage our reputation or result in liability to us.
Our facilities and infrastructure must remain secure, and be perceived by our corporate and consumer customers to be secure, because we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, programming errors or similar disruptive problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. A material security breach could damage our reputation or result in liability to us, and we do not carry insurance that protects us from this kind of loss.
The security services that we offer in connection with our business customers’ networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to contractually limit our liability in such instances, the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings.
Over the past several years we have experienced significant growth, and continuing this pace of growth could put excessive strain on our resources, which in turn could adversely affect our results of operations.
Over the last several years, we have experienced a period of significant revenue growth. This growth has placed, and will continue to place, a significant strain on our managerial, operational, financial and information systems resources. We will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staff. The success of our business depends upon how effectively we mobilize additional resources for our expansion programmes and for our other business requirements.
We face a competitive labor market for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.
Our success depends upon the continued service of our key personnel including our senior management team. Most of our employees are located in India. Each of our employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. We may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our business strategy, upon which the success of our business depends.
The failure to keep our technical knowledge confidential could erode our competitive advantage.
Like many of our competitors, we possess extensive technical knowledge about our products. Our know-how is a significant independent asset, which may not be protected by intellectual property rights such as patents, but is protected only by maintaining its confidentiality. As a result, we cannot be certain that our know-how will remain confidential in the long run. Employment contracts with certain of our employees who have special technical knowledge about our products or our business contain a general obligation to keep all such knowledge confidential and such obligation extends for a period of two years after the termination of employment. In addition to the confidentiality provisions, these employment agreements typically contain non-competition clauses. If either the confidentiality provisions or the non-competition clauses are unenforceable, we may not be able to maintain the confidentiality of our know-how. Even if every possible precaution, whether contractual or otherwise, is taken to protect confidential technical knowledge about our products or our business, there is still a danger that such information may be disclosed to others or become public knowledge in circumstance beyond our control. In the event that confidential technical information or know-how about our products or business becomes available to third parties or to the public, our competitive advantage over other companies in the wireless based IP/VPN industry could be harmed which could have a material adverse effect on our current business, future prospects, financial condition and results of operations.
Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.
Laws, regulations and standards relating to accounting, corporate governance and public disclosure, new SEC regulations, NYSE rules, Securities and Exchange Board of India rules, are subject to change and can create uncertainty for companies like ouRs. New or changed laws, regulations and standards could lack specificity or be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.
In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting will require commitment of significant financial and managerial resources. We have formed an internal control steering committee and adopted a project work plan to assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented.
We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, Chief Executive Officer, and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties in attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.
We may inadvertently fail to comply with local laws of other countries in connection with the negotiation and execution of operational agreements.
As part of our international business, we may negotiate with and enter into contracts with strategic partners, clients, suppliers, employees and other third parties in various countries. We have little or no experience conducting business in many of these countries and we may inadvertently fail to comply with their laws may result in lawsuits or penalties, which could adversely affect our business or results of operations.

If there is an adverse outcome in the class action litigation that has been filed against us, our business may be harmed.
Our company and certain of our officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names as defendants several of the underwriters involved in our initial public offering of American Depositary Shares. This class action is brought on behalf of a purported class of purchasers of our ADSs from the time of our Initial Public Offering, or IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in our IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in the IPO and the aftermarket. The complaint also alleges that we violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and more than 300 other issuers who went public between 1998 and 2000 announced a proposed settlement with us and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1.0 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1.0 billion, the insurers for the settling issuers will make up the difference. We believe that we have sufficient insurance coverage to cover the maximum amount that we may be responsible for under the proposed settlement, which we estimate to be approximately U.S. $3.9 million. Although the Federal District Court has preliminarily approved the settlement, it is possible that the Federal District Court may not finally approve the settlement in whole or part. We believe that we have adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect on our company.
We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be identified, completed and the other party integrated with our business on favorable terms.
We may attempt to grow our business through acquisitions. We are actively seeking opportunities to expand our corporate services business, including through possible acquisition transactions in India, the United States or elsewhere. We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into additional strategic partnerships with parties that can provide access to those assets, if appropriate opportunities arise in the future. From time to time, we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses, which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. The issuance of additional equity securities would dilute the ownership interests of the holders of our ADSs.
Our financial results are impacted by the financial results of entities that we do not control.
We have a significant, non-controlling minority interest in MF Global Sify Securities India Private Limited (formerly known as Man Financial Sify Securities India Private Limited)that is accounted for under U.S. GAAP using the equity method of accounting. Under this method, we generally are obligated to report as “Equity in losses (gains) of affiliates” a pro rata portion of the net income of any such company in our statement of operations even though we do not control the other company, subject to limitations in the case of losses that exceed our cost of investment. Thus, our reported results of operations can be significantly increased or decreased depending on the results of Man Financial Sify Securities India Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities.

Our inter-city network is leased from other service providers and is dependent on their quality and availability.
We have provided inter-city connectivity for our wireless-based IP/VPN business through lease arrangements rather than through capital investment in connectivity assets. Our ability to offer high quality telecommunications services depends, to a large extent, on the quality of the networks maintained by other operators, and their continued availability, neither of which is under our control. However, the abundance of supply of inter-city connectivity provides us with the ability of switching to companies offering better services. Although we always use more than one service provider where required, there can be no assurance that this dependence on external parties would not affect our network availability.
A significant majority of the iway cybercafés are franchised operations that we do not operate or control. We also provide Internet access services through a network of Cable Television Operators, or CTO’s, whom we do not control.
As of June 30, 2007, 3,713 cybercafés, representing substantially all of the iway cafes, were franchised by our company. Broadband Internet access to homes was provided through a network of about 2,000 CTO’s. Our relationships with franchisees and CTO’s are subject to a number of special risks. For example, we do not operate or control our franchisees or CTO’s, and they may not meet their obligations under our agreements with them. The failure of a franchisee or CTO to provide quality services to its customers could result in end user dissatisfaction with our company. We may become involved in disputes with our franchisees or CTO’s, which may result in litigation or the termination of one or more of our agreements. Our franchisees or CTO’s could attempt to organize themselves into unions in order to negotiate more favorable terms in our agreements. Any failure to continue our relationships with our franchisees or CTO’s on favorable terms could reduce the size of our market share for Internet access in India and decrease the revenues generated by our Internet access services division. Our company does not provide any financial support or guarantee to the franchisees.
The legal system in India does not protect intellectual property rights to the same extent as the legal system of the United States, and we may be unsuccessful in protecting our intellectual property rights.
Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.
Our efforts to protect our intellectual property may not be adequate. We hold no patents, and our competitors may independently develop similar technology or duplicate our services. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our services. For example, the legal processes to protect service marks in India are not as effective as those in place in the United States. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.
We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert management’s attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.
Our current infrastructure and its scalability may not accommodate increased use while maintaining acceptable overall performance.
Currently, only a relatively limited number of customers use our corporate network, our Internet service provider services and our Internet portal. We must continue to add to our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors.
The success of our newly acquired on line travel business in the United States depends on various factors, and to a large extent, beyond our control.
The success of our online travel and travel related business, through our acquisition of Globe Travels, Inc., depends on various factors, among other things:
•	How quickly we integrate an airlines’ on line platform for ticketing;

•	Our ability to quickly improve our online sales in the United States;

•	The growth of the tourism and the hospitality industry;

•	The threat of terrorism and outbreak of any epidemic;

•	Lost revenue from credit card fraud.
If the above risks are not addressed suitably, it may impact the volume and profitability of this segment of our business.
We do not plan to pay dividends in the foreseeable future.
We do not anticipate paying cash dividends to the holders of our ADSs and equity share holders in the immediate future. Accordingly, investors must rely on sales of their ADSs after price appreciation as the only way to realize a positive return on their investment. Investors seeking short term cash dividends should not purchase our ADSs.
Risks Related to the ADSs and Our Trading Market
The interests of our significant shareholder, Infinity Capital Ventures, L.P., may differ from your interests.
We believe Infinity Capital owns approximately 42% of our outstanding equity capital, and Mr. Raju Vegesna of Infinity Capital serves as our Chairman of the Board of Directors and we have appointed Mr. P.S. Raju as the second nominee of Infinity Capital to our Board of Directors. As a result, Infinity Capital will be able to exercise significant influence over many matters requiring approval by our Board of Directors and/or our shareholders, including the election of directors and approval of significant corporate transactions, such as a sale of our company. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:
•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing shareholders;

•	commencing any new line of business; and

•	commencing a liquidation.
Circumstances may arise in which the interests of Infinity Capital, or a subsequent purchaser of the shares currently owned by Infinity Capital, could conflict with the interests of our other shareholders or holders of our ADSs. Infinity Capital could delay or prevent a change of control of our company even if a transaction of that sort would be beneficial to our other shareholders, including the holders of our ADSs.
Holders of ADSs are restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership position.
Under the Indian Companies Act, 1956, a public company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders, whether on a show of hands or on a poll, holding not less than three times the number of votes, if any, cast against the resolution. At our 2000 Annual General Meeting, our shareholders approved a special resolution permitting us to issue up to one million equity shares in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of India World Communications, Indiaplaza.com and Kheladi.com and our investment in Cricinfo Limited. At our 2001 Annual General Meeting, our shareholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our shareholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares in connection with the sale of equity shares to SAIF and Venture Tech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. In December 2005 at an extraordinary general meeting, our shareholders waived their preemptive rights with respect to the issuance of 6.7 million shares to Infinity capital.
U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless approval of the Ministry of Finance of the Government of India is obtained and a registration statement under the Securities Act of 1933, as amended, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our shareholders. In the case of future issuance, the new securities may be issued to our depositary, which may sell the securities for the benefit of the holders of the ADSs. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in our company would be reduced.
Holders of ADSs may be restricted in their ability to exercise voting rights and the information provided with respect to shareholder meetings.
As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. At our request, the depositary bank will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.
Under Indian law, subject to the presence in person at a shareholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a shareholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a shareholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.
As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their shareholders. To date, our practice has been to provide advance notice to our ADS holders of all shareholder meetings and to solicit their vote on such matters through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

The market price of our ADSs has been and may continue to be highly volatile.
The market price of our ADSs has fluctuated widely and may continue to do so. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:
•	perception of the level of political and economic stability in India;

•	actual or anticipated variations in our quarterly operating results;

•	announcement of technological innovations;

•	conditions or trends in the corporate network/data services, Internet and electronic commerce industries;

•	the competitive and pricing environment for corporate network/data services and Internet access services in India and the related cost and availability of bandwidth;

•	the perceived attractiveness of investment in Indian companies;

•	acquisitions and alliances by us or others in the industry;

•	changes in estimates of our performance or recommendations by financial analysts;

•	market conditions in the industry and the economy as a whole;

•	introduction of new services by us or our competitors;

•	changes in the market valuations of other Internet service companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	our failure to integrate successfully our operations with those of any acquired companies;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.
The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been and continue to be extremely volatile with negative sentiment prevailing. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management’s attention and resources.
We may not be able to maintain our Nasdaq National Market listing.
In order to maintain the listing of our ADSs on the Nasdaq National Market, we are required to comply with, or obtain an exemption from, the continuing listing requirements of Nasdaq, including the $1.00 minimum bid price requirement. In fiscal 2003, the price of our ADSs on the Nasdaq National Market closed below $1.00 for more than 30 consecutive days. Effective September 24, 2002, our equity share-to-ADS exchange ratio was adjusted to one-to-one in order to reestablish compliance with Nasdaq’s minimum bid price requirement. There are also material changes to the listing requirements of the Nasdaq National Market relating to implementation of the Sarbanes-Oxley Act of 2002 and other reforms that have been or will be implemented. These requirements have and will continue to impose significant additional substantive and administrative requirements on all public companies listed on the Nasdaq National Market, including foreign private issuers. We do not know whether we will be able to maintain our Nasdaq National Market listing in the future.

An active or liquid market for the ADSs is not assured.
We cannot predict the extent to which an active, liquid public trading market for our ADSs will continue to exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in India or the United States.
The future sales of securities by our company or existing shareholders may reduce the price of our ADSs.
Based on our review of filings made with the SEC, as of the date of this report, we believe Infinity Capital holds approximately 42% of our outstanding equity capital. Any significant sales of our equity shares or ADSs or a perception that such sales may occur might reduce the price of our ADSs and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may issue additional equity shares to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.
Forward-looking statements contained in this report may not be realized.
This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this report. We do not intend to update any of the forward-looking statements after the date of this report to conform such statements to actual results.
Risks Related to Investments in Indian Companies
We are incorporated in India, and a significant majority of our assets and employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.
We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.
Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on Nasdaq through the ADSs as described in this report. Under prior Indian laws and regulations, our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and, under present law, likely will not be permitted to reconvert those equity shares to ADSs.
If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs. Under current Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. Since exchange controls still exist in India, the Reserve Bank of India will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained.

Because we operate our business in India, exchange rate fluctuations may affect the value of our ADSs independent of our operating results.
The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Historically, the value of the rupee has declined against the U.S. dollar, although the rupee appreciated against the dollar in late 2003 and 2004. In fiscal 2005, the rupee depreciated in the first six months and thereafter appreciated considerably. However, during January — August 2006, the rupee was showing a depreciation against U.S. dollar and thereafter it has appreciated remarkably and the trend is continuing now. Appreciation of the rupee against the U.S. dollar will result in foreign exchange losses to the extent we hold excess cash in U.S. dollar-denominated assets.
The Government of India has brought out new guidelines for grant of licence for operating internet services, which is applicable to the new entrants. The Government is also likely to bring out new guidelines for grant of licence for operating internet services for the existing licence holders, which may be difficult to comply with by us and any such change could decrease our revenues and/or increase our costs, which would adversely affect our operating results.
The company’s business is regulated as per the present policy of the Government of India. The Company’s ISP license issued in the year 1998 runs for a term of 15 years. If the Company is unable to renew the ISP license for any reason, the Company will not be able to carry on the said business beyond license term.
In August 2007, the Government of India has issued new guidelines for grant of licence for operating internet services applicable to the new entrants. In terms of the guidelines a) the applicant must be an Indian Company registered under the Indian Companies Act, 1956, b) Foreign Direct Investment (FDI) shall not exceed 74% including indirect investment, c) Chairman, Managing Director, Chief Executive Officer (CEO) and Chief Financial Officer (CFO) shall be resident Indians, if held by foreign nationals, require special approval from the Government and also imposed certain other financial and technical conditions.
We believe that the Government of India is likely to release similar guidelines for the existing licence holders also. When the Government issues such guidelines, the company has to initiate steps to bring down the FDI limit to 74% within the stipulated time apart from complying with other guidelines for continuing the business of internet service. We may not be able to comply with certain guidelines which may adversely affect our revenues and/or increase our costs, which would adversely affect our operating results.
Changes in Indian income taxes will increase our tax liability and decrease any profits we might have in the future.
The statutory corporate income tax rate in India was 30% during fiscal 2007 and was subject to a 10% surcharge and 2% education cess, resulting in an effective tax rate of 33.66%. For fiscal year 2008, the statutory corporate income tax rate is still 30% and subject to a 10% surcharge and 3% education cess, resulting in an effective tax rate of 33.99%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be imposed by the Government of India. The Finance Minister of India had introduced a fringe benefits tax, or FBT, that would be levied on employers. Under this FBT, employers would be required to pay a tax of 30% exclusive of applicable surcharge and cess on the taxable value of the fringe benefits or privileges that are provided or deemed to be provided to employees on a collective, rather than individual, basis. The impact of FBT for the quarter ended June 30, 2007 was Rs 4.4 million included under selling and administration expenses.
The Finance Act, 2007 had introduced income tax on stock option grants to employees by way of Fringe Benefit Tax. As per this, FBT is payable by ever employer in respect of stock options granted to its employees. FBT is calculated on the equity shares granted to the employees based on the fair market value of the equity shares on the date on which the option vests with the employee as reduced by the amount actually paid by or recovered from the employees in respect of such shares. The Act also permits the employer to recover the FBT from the employees who are exercising their options. We have recovered a FBT amount of Rs 0.22 million for the quarter ended June 30, 2007 from the employees for remitting to the Government.

Risks Related to the Internet Market in India
Our success will depend in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the Internet service provider and other data service markets in India is inhibited by a number of factors. If India’s limited Internet usage does not grow substantially, our business may not succeed.
The success of our business depends on the acceptance of the Internet in India, which may be slowed or halted by high bandwidth costs and other technical obstacles in India.
Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobytes per second, or thousands of bits of data per second) or Mbps (megabytes per second, or millions of bits of data per second). Although prices for bandwidth in India have declined recently, they are high due to, among other things, capacity constraints and lack of competition.
The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division may generate.
The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, we are addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which we refer to as “cybercafés,” under the “iway” brand name. As of June30, 2007, 3,675 iway cybercafés were franchised and 38 iway cybercafés were owned and operated by our company. Although this service creates a larger market, it also imposes on the operator of the cybercafé the considerable costs of providing the consumer access to a personal computer and related hardware and software.
The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division might generate.
The growth of our consumer services is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India’s population will not be able to afford to use our services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet may adversely affect our business and results of operations.
The success of our business depends on the acceptance and growth of electronic commerce in India, which is uncertain, and, to a large extent, beyond our control.
Many of our existing and proposed services are designed to facilitate electronic commerce in India, although there is relatively little electronic commerce currently being conducted in India. Demand and market acceptance for these services by businesses and consumers, therefore, are highly uncertain. Many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:
•	inconsistent quality of service;

•	the need to deal with multiple and frequently incompatible vendors;

•	inadequate legal infrastructure relating to electronic commerce in India;

•	a lack of security of commercial data, such as credit card numbers; and

•	low number of Indian companies accepting credit card numbers over the Internet.

If usage of the Internet in India does not increase substantially and the legal infrastructure and network infrastructure in India are not developed further, we are not likely to realize any benefits from our investment in the development of electronic commerce services.
Risks Related to the Internet
We may be liable to third parties for information retrieved from the Internet.
Because users of our Internet service provider service and visitors to our websites may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the United States and Europe. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. We do not carry insurance to protect us against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, our business is based on establishing our network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.
The success of our strategy depends on our ability to keep pace with technological changes.
Our future success depends, in part, upon our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop or otherwise acquire new services that meet changing customer requirements. The markets for our service are characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service introductions. We may not successfully identify new opportunities and develop and bring new services to market in a timely manner.
Our business may not be compatible with delivery methods of Internet access services developed in the future.
We face the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third-party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all.
Our service offerings may not be compatible with industry standards developed in the future.
Our ability to compete successfully depends upon the continued compatibility and inter-operability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established and, if they become established, we may not be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. The announcement or introduction of new services by us or our competitors and any change in industry standards could cause customers to deter or cancel purchases of existing services.
Item 2. Unregistered Sale of Equity Securities and Use of Proceeds
     None.
Items 3. Defaults Upon Senior Securities
     None.

Item 4. Submission of Matters to a Vote of Security Holders
     None.
Item 5. Other Information
The Company has changed its name from “Sify Limited” to “Sify Technologies Limited” effective October 8, 2007 and the relevant filing in Form 6-K has been made on October 17, 2007 with the SEC.
Mr M P Vijay Kumar has been appointed as the new Chief Financial Officer of the company effective October 17, 2007 and the relevant filing in Form 6-K has been made on October 18, 2007 with the SEC.
Item 6. Exhibits

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 7, 2008

SIFY TECHNOLOGIES LIMITED
By:	/s/ M P Vijay Kumar
Name:	M P Vijay Kumar
Title:	Chief Financial Officer